Exhibit 4.7

DESCRIPTION OF COMMON SHARES

Common Shares

The authorized capital of the Company consists of an unlimited number of Common Shares without par value, an unlimited number of Class A restricted voting shares (“Restricted Shares”) and an unlimited number of Class B Preferred Series A shares (“Preferred Shares”). As of March 28, 2025, there were 16,019,787 common shares issued and outstanding.

Holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders, to receive dividends as and when declared by our Board of Directors and to receive a pro rata share of the assets of the Company available for distribution to the shareholders in the event of the liquidation, dissolution or winding-up of the Company. There are no pre-emptive, conversion or redemption rights attached to the Common Shares.

Holders of Common Shares do not have cumulative voting rights. Therefore, holders of a majority of the Common Shares voting for the election of directors can elect all of the directors. Holders of the Common Shares representing 331/3% the voting power of the capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of holders of Common Shares. A vote by two-thirds of the votes cast on a resolution are required to effectuate certain special resolutions at Alpha Cognition’s annual general meeting. There are no provisions for sinking or purchase funds, for permitting or restricting the issuance of additional securities and any other material restrictions, and for requiring a holder of Common Shares to contribute additional capital.